UNILIFE CORPORATION
633 LOWTHER ROAD
LEWISBERRY PA 17339 USA
T + 1 717 938 9323

February 1, 2010
VIA EDGAR

Mr. Russell Mancuso
Branch Chief
Mail Stop 3030
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Unilife Corporation Registration Statement on Form 10 File No. 1-34540

Dear Mr. Mancuso:

In connection with DLA Piper LLP (US) responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our behalf concerning the above-referenced filing and any amendment to such filing, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (717) 938-9323, or Marjorie Adams of DLA Piper LLP (US), counsel to the Company, at (212) 335-4517, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.

Unilife Corporation

By:

Name:  Alan Shortall
Title:    Director and Chief Executive Officer

cc:	Thomas A. Jones Division of Corporation Finance Securities and Exchange Commission Marjorie Sybul Adams DLA Piper LLP (US)